SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer


                     Pursuant to Rule 13a-16 or 15d-16 under
                       the Securities Exchange Act of 1934

                           For the month of June, 2007

                         Commission File Number 1-14948

                            Toyota Motor Corporation
                            ------------------------
                 (Translation of Registrant's Name Into English)

                           1, Toyota-cho, Toyota City,
                           ---------------------------
                           Aichi Prefecture 471-8571,
                           --------------------------
                                      Japan
                                      -----
                    (Address of Principal Executive Offices)


         Indicate by check mark whether the registrant files or will file annual
reports under cover of Form 20-F or Form 40-F. Form 20-F  X   Form 40-F __
                                                         ---
         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes__ No X
               ---
         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______

Materials Contained in this Report:


I. English translation of the Japanese - language Notice of Convocation of FY 2007 Ordinary General Shareholders' Meeting, as distributed to the shareholders on June 7, 2007.

II. English excerpt translation of a Report on Number of Listed Shares, as filed by the registrant with the Tokyo Stock Exchange on June 20, 2007.

III. English translation of a press release dated June 22, 2007, announcing the terms of share acquisition rights to be issued in connection with the grant of stock options.

IV. English translation of the Japanese - language Notice of Resolutions Adopted at FY 2007 Ordinary General Shareholders' Meeting on June 22, 2007.

V. Executive Summary of the Japanese - language Business Report for the fiscal year ended March 31, 2007.

VI. Executive Summary of the Japanese - language Securities Report submitted to the Director of the Kanto Local Finance Bureau of the Ministry of Finance of Japan on June 25, 2007.

VII. English Translation of a press release announcing the views and policies on reducing the number of Shares per unit of investment, as filed by the registrant with the Tokyo Stock Exchange on June 25, 2007.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                  Toyota Motor Corporation



                                  By:     /s/ Takuo Sasaki
                                      --------------------------------------
                                      Name:   Takuo Sasaki
                                      Title:  General Manager of
                                              Accounting Division



Date:  June 25, 2007